SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

5 February 2004

NOVO NORDISK A/S (Exact name of Registrant as specified in its charter)

Novo Allé DK- 2880, Bagsvaerd Denmark (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S
Date: 5 February 2004	Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement Financial statement for 2003

5 February 2004

Novo Nordisk’s net profit increased by 19% in 2003 Strong sales growth in local currencies expected for 2004
•	Sales increased by 15% measured in local currencies. Measured in Danish kroner sales increased by 5%.
•	Sales of diabetes care products increased by 16% measured in local currencies and sales of insulin analogues alone increased by 137%.
•	NovoSeven® sales increased by 20% measured in local currencies.
•	Operating profit increased by 7% to DKK 6,384 million and net profit increased by 19% to DKK 4,858 million. Earnings per share (diluted) increased by 21% to DKK 14.14.
•	At the Annual General Meeting on 16 March 2004 the Board of Directors will propose a 22% increase in dividend to DKK 4.40 per share of DKK 2.
•	Lars Rebien S0rensen, president & CEO, said, “The results for 2003 exceeded our expectations. The performance was driven by our portfolio of insulin analogues and NovoSeven®. With these strategic products and a competitive business platform in the US, strong growth is set to continue.”
•	In 2004 the underlying operating profit is expected to grow by 15% in local currencies. The operating profit for 2004 measured in Danish kroner is expected to be realised at the level of 2003, reflecting a significant negative currency impact and a lower level of non-recurring income in 2004.

Stock Exchange Announcement No 2 / 2004			Page 1 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Sales growth analysis

	Sales 2003 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

Diabetes care
Insulin analogues	2,579	+115%	+137%	43%
Human insulin and insulin-related sales	14,704	(1%)	+8%	30%
Oral antidiabetic products	1,440	(12%)	(1%)	-
Diabetes care — total	18,723	+6%	+16%	73%

Biopharmaceuticals
Haemostasis management (NovoSeven®)	3,875	+7%	+20%	18%
Growth hormone therapy	2,220	+4%	+13%	7%
Other products	1,723	(3%)	+5%	2%
Biopharmaceuticals — total	7,818	+4%	+14%	27%

Total sales	26,541	+5%	+15%	100%

Stock Exchange Announcement No 2 / 2004			Page 2 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Financial statement 2003

The accounting policies applied by Novo Nordisk are in accordance with the Danish Financial Statements Act and the accounting regulations for companies listed on the Copenhagen Stock Exchange (Danish GAAP). The accounting policies are unchanged from 2002.

(Amounts below in DKK million except earnings per share, dividend per share and number of employees)

Profit and loss	2003	2002	2001	2000	1999	% change 2002 to 2003

Sales	26,541	25,187	23,776	20,811	16,423	5%

Gross profit	19,102	18,554	17,797	15,767	12,196	3%
Gross margin	72.0%	73.7%	74.9%	75.8%	74.3%

Sales and distribution costs	7,799	7,479	7,215	6,254	4,812	4%
Percent of sales	29.4%	29.7%	30.3%	30.1%	29.3%

Research and development costs	4,193	4,139	3,970	3,390	2,748	1%
Percent of sales	15.8%	16.4%	16.7%	16.3%	16.7%

Administration costs	1,847	1,951	1,865	1,878	1,721	(5%)
Percent of sales	7.0%	7.7%	7.8%	9.0%	10.5%

Licence fees and other operating income	1,121	994	867	571	962	13%

Operating profit	6,384	5,979	5,614	4,816	3,527	7%
Operating margin	24.1%	23.7%	23.6%	23.1%	21.5%

Net financials	999	321	416	24	(178)	211%
Profit before tax	7,383	6,300	6,030	4,840	3,349	17%

Net profit	4,858	4,095	3,865	3,087	2,001	19%
Net profit margin	18.3%	16.3%	16.3%	14.8%	12.2%

Other key information

Depreciation and amortisation	1,619	1,332	1,081	1,038	943	22%
Capital expenditure	2,312	4,011	3,846	2,141	1,265	(42%)

Free cash flow	3,846	497	186	2,712	1,533	674%

Shareholders’ funds	25,224	22,928	20,137	16,981	15,876	10%
Total assets	34,394	31,496	28,905	24,920	23,082	9%
Equity ratio	73.3%	72.8%	69.7%	68.1%	68.8%

Earnings per share (in DKK) — diluted	14.14	11.72	11.10	8.82	5.59	21%
Proposed dividend per share (in DKK)	4.40	3.60	3,35	2,65	1,95	22%

Average number of full-time employees	18,381	17,073	14,771	12,698	11,822	8%

						5 years’ average
Reporting on long-term financial targets
Operating profit growth	6.8%	6.5%	16.6%	36.5%	20.3%	17.3%
Operating margin	24.1%	23.7%	23.6%	23.1%	21.5%	23.2%
Return on invested capital	19.1%	20.1%	23.1%	22.0%	15.3%	19.9%
Cash to earnings	79.2%	12.1%	4.8%	87.9%	76.6%	52.1%

Stock Exchange Announcement No 2 / 2004			Page 3 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Performance

Net profit increased by 19% to DKK 4,858 million from DKK 4,095 million in 2002. The result is significantly better than the expected growth of close to 10%, which was outlined at the start of the year - and this despite a continued negative currency impact over the course of the year. The main reason for exceeding initial expectations is better than expected operational performance both in terms of sales and costs supported by a higher level of non-recurring income. In addition, hedging of key foreign exchange exposures has mitigated the predominant part of the currency impact on operating profit in 2003.

EPS (diluted) grew by 21% to DKK 14.14 from DKK 11.72. This growth is based on:

•	Sales growth in local currencies of 15% and of 5% measured in Danish kroner
•	Growth in total operating costs of 5%
•	An increase in licence fees and other operating income of 13%
•	Net financial income of DKK 999 million compared to DKK 321 million in 2002
•	A reduction in the tax rate from 35% to 34%
•	A reduction in the average number of shares outstanding of 1.6% to 343.5 million

Sales development by segments

For the year 2003 Novo Nordisk met the initially stated sales target of growing reported sales by more than 5% - despite a continued negative impact from Novo Nordisk’s main invoicing currencies during the year. Sales increased by 15% measured in local currencies. Growth was realised both within the diabetes care and the biopharmaceuticals segments - primarily driven by innovative and strategically important products like NovoRapid®, NovoMix® 30, NovoSeven® and Norditropin® SimpleXx®.

Sales by therapy	Sales by region

Novo Nordisk sales derive from two segments, diabetes care and biopharmaceuticals. The diabetes care segment is composed of insulin analogues, human insulin & insulin-related products and oral antidiabetic products. The biopharmaceuticals segment consists of haemostasis management (NovoSeven®), growth hormone therapy (Norditropin® and Norditropin® SimpleXx®) and other products (hormone replacement therapy - HRT, GlucaGen® and other products).

Stock Exchange Announcement No 2 / 2004			Page 4 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

The diabetes care segment

Sales of diabetes care products grew by 16% measured in local currencies compared to 2002 and by 6% measured in Danish kroner to DKK 18,723 million. Sales of insulin analogues accounted for close to 60% of the growth within the diabetes care segment in 2003 measured in local currencies.

Sales of insulin analogues, human insulin and insulin-related products

Sales of insulin analogues, human insulin and insulin-related products increased by 17% measured in local currencies and by 8% to DKK 17,283 million measured in Danish kroner. All regions contributed to growth both measured in local currencies and in Danish kroner.

Sales of insulin analogues increased by 137% measured in local currencies and by 115% in Danish kroner to DKK 2,579 million in 2003. Novo Nordisk’s market share continued to increase in 2003 - now constituting more than 20% of the world market for insulin analogues. Solid growth rates were realised in all regions with North America as the primary growth driver followed by Europe. North America and Europe accounted for more than 80% of the growth in sales of insulin analogues. Growth in sales of insulin analogues continues to outperform the rest of the diabetes care segment and now constitutes close to 15% of Novo Nordisk’s total diabetes care sales.

North America
Sales in North America increased by 37% in local currencies in 2003 and by 15% measured in Danish kroner, reflecting an average depreciation of the US dollar by 17%. The market share of insulin in the US continued to increase also in 2003 and close to one-third of the insulin used in the US is now provided by Novo Nordisk.

The sales growth and market share gain in North America is primarily driven by NovoLog® and reflecting market share gains in the retail segment. Increasingly, however, also NovoLog® Mix is adding to the growth, underpinned by the US launch of NovoLog® Mix in vials during 2003 following the initial US launch of NovoLog® Mix in FlexPen® in late 2002. Insulin analogues now constitute more than one-third of Novo Nordisk’s total insulin sales in North America.

Approximately 31% of insulin sales in the US were sold in a device. This compares to 28% in 2002 and underlines the potential in upgrading the US market to more advanced delivery systems.

The growth opportunities in the US remain significant. The continued US roll-out of Novo Nordisk’s portfolio of insulin analogues provides significant growth opportunities. The business platform has furthermore been solidified by an improved reimbursement status for Novo Nordisk’s strategic insulin products amongst Pharmacy Benefit Managers and Managed Care Organisations. On this background Novo Nordisk has decided to increase the diabetes care sales force in the US by around 150 to total more than 800. Focus of these sales representatives will be key strategic products like NovoLog®, NovoLog® Mix and FlexPen®.

Europe
Sales in Europe increased by 13% in local currencies in 2003 and by 10% measured in Danish kroner, reflecting a depreciation of especially the British pound and the Polish zloty.

Growth in Europe is driven by a continuing strong penetration of both NovoRapid® and NovoMix® within the short-acting and premixed segments, which constitute some 70% of the European market. The growth of the insulin analogues has been supported by Novo Nordisk’s portfolio of new devices - including FlexPen®, which has been very well received by the patients.

Stock Exchange Announcement No 2 / 2004			Page 5of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

However, also in 2003 the sales growth was dampened by price-focused healthcare reforms in a number of markets and an increased level of parallel trade. Towards the end of the year a minor increase in product inventory by wholesalers and patients was observed in a few countries on the back of expectations of changes to the co-payment systems.

Japan & Oceania
Sales in Japan & Oceania increased by 11% in local currencies in 2003 and by 2% measured in Danish kroner, reflecting a depreciation of the Japanese yen.

In Japan, NovoRapid® continued to capture market share. The launch of NovoMix® 30 in Japan in December 2003 established Novo Nordisk as the only company in Japan with both a short-acting and premixed analogue. In Japan the short-acting and premixed market constitutes some 80% of the insulin market.

Further, Novo Nordisk is now leading the conversion towards disposable devices, which constitutes about one-third of the market - up from one-fourth in 2002. This accelerated conversion towards disposable devices is based on the high acceptance of the newest delivery systems FlexPen® and InnoLet®.

International Operations
Sales within International Operations increased by 18% in local currencies in 2003 and by 3% measured in Danish kroner, reflecting a depreciation of especially the Brazilian real, the Turkish lira and the Chinese yuan.

Novo Nordisk continues the roll-out of insulin analogues in International Operations, as NovoRapid® was launched in nine countries during 2003 - thereby bringing the total number of countries in which NovoRapid® has been launched in International Operations to 28. Moreover, NovoMix® has now been launched in 25 countries and is showing solid development in key markets. Also Novo Nordisk’s insulin delivery systems continued to penetrate the markets within International Operations, as approximately 46% of the insulin sales were sold in devices compared to 41% in 2002. Sales in 2003 were negatively impacted by the unstable political situation in the Middle East, as well as the negative development in some emerging market currencies.

Sales of oral antidiabetic products

Sales of oral antidiabetic products declined by 1% measured in local currencies. Even though the underlying demand remains positive, a general lowering in North America of the wholesalers’ inventory levels during the year has affected growth in sales negatively. The weakening of the US dollar resulted in a decline in sales measured in Danish kroner of 12% to DKK 1,440 million.

Stock Exchange Announcement No 2 / 2004			Page 6 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

The biopharmaceuticals segment

Sales within the biopharmaceuticals segment increased by 14% in local currencies compared to 2002 and by 4% measured in Danish kroner to DKK 7,818 million.

Sales of haemostasis management (NovoSeven®)

Sales of NovoSeven® increased by 20% in local currencies compared to 2002. Measured in Danish kroner sales increased by 7% to DKK 3,875 million. Sales growth for NovoSeven® was primarily driven by solid operational performance in North America followed by Europe.

A number of factors contributed to the NovoSeven® sales growth in 2003. Due to the high penetration within spontaneous bleeds for congenital inhibitor patients the predominant part of the growth within the inhibitor segment has been generated by acquired haemophilia and usage of NovoSeven® in connection with elective surgery. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. Moreover, sales are perceived to have been positively affected by increased investigational use of NovoSeven®.

Sales of growth hormone therapy (Norditropin® and Norditropin® SimpleXx®)

In local currencies sales of human growth hormone products increased by 13% compared to 2002. Measured in Danish kroner sales increased by 4% to DKK 2,220 million; more than 90% of sales are realised through sales of Norditropin® SimpleXx®, liquid growth hormone in a dedicated device.

Sales outside Japan increased by 22% in local currencies or 14% in Danish kroner, driven by continued market penetration by Norditropin® SimpleXx®, in North America, International Operations and Europe. Close to 65% of total growth hormone sales are realised outside Japan.

In Japan, sales measured in local currency increased by 1% whereas sales measured in Danish kroner decreased by 9%, negatively impacted by the 10% depreciation of the Japanese yen versus the Danish krone. Positive market growth has counteracted an impact of the government-mandated reduction in reimbursement prices from April 2002.

The first disposable delivery device containing liquid human growth hormone, NordiFlex®, was launched by Novo Nordisk in Denmark in the fourth quarter of 2003. NordiFlex® leverages on the competences Novo Nordisk has gained from the development of FlexPen®, which has been very well received by people with diabetes.

Sales of other products

Sales of other products within the biopharmaceuticals segment, which predominantly consists of hormone replacement therapy (HRT)-related products, grew by 5% in local currencies and decreased by 3% in Danish kroner. Other sales, the largest part being sales of GlucaGen® for use in connection with gastrointestinal motility inhibition, increased by 4% measured in local currencies. Measured in Danish kroner sales decreased by 8% to DKK 392 million, primarily reflecting the depreciation of the Japanese yen.

Sales of hormone replacement therapy (HRT) products increased by 5% in local currencies compared to 2002. Measured in Danish kroner sales decreased by 1% to DKK 1,331 million. Sales in the second half of 2003 were positively impacted by the change in the US distribution set-up for Novo Nordisk’s HRT products and by a continued market share increase for the low-dose HRT products Activelle® and Vagifem®. In the regions outside North America, sales have decreased by 17% measured in Danish kroner, broadly in line with the contraction in the overall HRT market. The general market contraction is caused by the early termination in mid-2002 of the US Women’s Health Initiative (WHI) study combined with the negative findings in the British Million Women Study.

Stock Exchange Announcement No 2 / 2004			Page 7of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

The dispute between Pfizer and Novo Nordisk in relation to Pfizer’s early termination of the outlicensing agreement (originally established by Pharmacia and Novo Nordisk) for certain HRT products in the US has been settled. The parties have agreed not to disclose the settlement terms, but Novo Nordisk will record a minor non-recurring income in licence fees and other operating income in 2004.

In the US, Novo Nordisk has now partnered with a contract sales organisation which will promote the HRT portfolio, and Novo Nordisk will direct the contract sales force comprising some 100 sales representatives to a target audience of 18,000 physicians. Activella® and Vagifem® have continued to perform well in the US market despite a lack of active detailing effort during the second half of 2003.

Costs, licence fees and other operating income

The production costs increased by 12% to DKK 7,439 million leaving the gross margin at 72.0%, a decrease from 73.7% in 2002. This development is due to the negative impact from the lower average 2003 exchange rates for a number of the major invoicing currencies compared to 2002, as the majority of production costs are realised in Danish kroner or euros. Additionally, production costs in 2003 included costs related to impairment of assets and inventory adjustments. Underlying gross margin continued to show a positive development reflecting continued productivity improvements and a more favourable product mix.

Total non-production-related costs increased by 2% to DKK 13,839 million - significantly below the sales growth. The development in costs reflects the impact from the depreciation of major currencies versus the Danish krone, but also prudence in management of the overall cost base.

In total, licence fees and other operating income amounted to DKK 1,121 million in 2003 compared to DKK 994 million in 2002. In 2003, licence fees and other operating income included significant income related to the settlement of a patent dispute with Aventis in January 2001, of which the major part has been taken into account in the fourth quarter of 2003. Moreover, the fourth quarter included income related to the accounting effect of ZymoGenetics’ secondary public offering of new shares.

Net financials and tax

Net financials showed a net income of DKK 999 million in 2003 compared to DKK 321 million in 2002. Foreign exchange hedging gains especially related to the hedging of the US dollar, the Japanese yen and the British pound contributed with DKK 927 million in 2003 compared to DKK 311 million in 2002.

The effective tax rate for 2003 was 34%, down from 35% in 2002, leading to a total tax expense of DKK 2,525 million in 2003.

Capital expenditure

Total net capital expenditure for property, plant and equipment in 2003 was realised at DKK 2.3 billion - somewhat lower than initially anticipated for the year. The primary reason is changed timing for a number of projects, where a higher proportion of resources is now expected to be realised during 2004. This changed timing can primarily be related to optimisation of the existing production facilities, enabling Novo Nordisk to initiate ongoing capacity investments with a slightly later timing than originally expected; this without jeopardising Novo Nordisk’s ability to deliver to the market.

Stock Exchange Announcement No 2 / 2004			Page 8 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Main ongoing investments during 2003 were the expansion of the FlexPen® production facilities in Hillerød, Denmark, and a new dedicated purification facility for insulin detemir in Kalundborg, Denmark.

Free cash flow and financial reserves

The free cash flow for 2003 was realised at DKK 3,846 million up from DKK 497 million in 2002. This is higher than initially anticipated and is primarily related to the lower than expected investment level and a reduction in the average number of credit days for trade debtors.

Novo Nordisk’s financial reserves at the end of 2003 were DKK 2.7 billion compared to DKK 1.2 billion in 2002. In addition to the financial reserves Novo Nordisk has undrawn committed credit facilities of close to DKK 9 billion.

Outlook 2004

Conversion to International Financial Reporting Standards

Novo Nordisk will with effect from 1 January 2004 prepare financial statements using International Financial Reporting Standards (IFRS). The change from historically applied Danish Generally Accepted Accounting Principles (Danish GAAP) will ensure that Novo Nordisk complies with the EU requirement for listed companies of adopting IFRS before the end of 2005.

The guidance in this outlook section is provided using IFRS accounting principles. The adoption of IFRS will have no significant impact on the reported operating profit growth, the balance sheet or the operating free cash flow, but for reference Novo Nordisk has included a comment to the IFRS-based guidance, indicating the comparable guidance if Danish GAAP had been applied for 2004. Please refer to appendices 8-12 for further details of the consequences of this change on the 2002 and 2003 financial statements.

Outlook for 2004

Expectations of a strong demand for insulin products in general and the continued market penetration of the Novo Nordisk insulin analogue portfolio, combined with the expectations of increasing NovoSeven® and Norditropin® SimpleXx® sales, underpin the expectations of a double-digit percentage point growth in sales for 2004 measured in local currencies. However, if the current level of Novo Nordisk’s major currencies remains throughout the year, the sales growth measured in DKK is expected to be high single-digit. The expected sales growth for 2004 would have been similar if Danish GAAP had been applied for 2004.

For 2004, operating profit growth measured in local currencies and excluding the impact from non-recurring items is expected to be in line with Novo Nordisk’s long-term target of growing operating profit by 15%. However, the operating profit for 2004 measured in Danish kroner is expected to be at the level of 2003, reflecting a significant negative currency impact and a lower level of non-recurring income in 2004 compared to 2003. The expected development in operating profit from 2003 to 2004 would have been similar if Danish GAAP had been applied.

Stock Exchange Announcement No 2 / 2004			Page 9 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

As Novo Nordisk has hedged expected cash flows for 2004 in relation to US dollars, Japanese yen and British pounds, the negative influence from the depreciation of those main currencies versus DKK on operating profit will be partly offset by currency hedging gains included in net financials.

Novo Nordisk’s reported ‘Net financials’ will be impacted by the change in accounting policies to IFRS as from 2004 and onwards. The key change will be that Novo Nordisk’s share of the profit & loss in both ZymoGenetics Inc and Aradigm Corporation in the future will be recorded as `Share of profit and loss in associated companies’ included in `Net financials’. Historically, using Danish GAAP Novo Nordisk’s share of net losses have been included in `Research and development costs’. Given the conversion to IFRS, Novo Nordisk expects `Net financials’ in 2004 to provide an income of DKK 250 million, reflecting

•	a financial income, net (excluding Novo Nordisk’s share of loss & profit in associated companies) to be around DKK 450 million; primarily reflecting the impact of the forward contracts hedging future cash flows; and
•	a negative impact from its share of profit & loss from associated companies of around DKK 200 million, reflecting expectations of net losses in ZymoGenetics Inc and Aradigm Corporation.

The expected ‘Net financials’ for 2004 would have been an income of DKK 650 million if Danish GAAP had been applied for 2004. This higher level of expected Danish GAAP `Net financials’ is partly reflecting two elements: the historic treatment of Novo Nordisk’s share of losses in associated R&D companies as being included in R&D costs, and the ability to defer the recording of income related to currency options hedging future cash flows to the period in which the cash flow is realised.

For 2004 Novo Nordisk expects the tax rate to be 33%, 1 percentage point lower than the tax rate realised in 2003. The expected tax rate for 2004 would have been similar if Danish GAAP had been applied for 2004.

Novo Nordisk plans to invest around DKK 3 billion in fixed assets in 2004, and depreciations and amortisation are expected to be realised at the level of DKK 1.8 billion. The expected `investments’ and `depreciations and amortisation’ for 2004 would have been similar if Danish GAAP had been applied for 2004.

The free cash flow is expected to be around DKK 3 billion. The expected ‘free cash flow’ for 2004 would have been similar if Danish GAAP had been applied for 2004.

All of the above expectations are provided that currency exchange rates remain at the current level for 2004. All other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit in 2004 as illustrated below.

Invoicing currency	Impact on Novo Nordisk’s operating profit in 2004 of a 5% movement in currency
USD	DKK 210 million
JPY	DKK 130 million
GBP	DKK 75 million
USD-related	DKK 50 million
Note: USD-related currencies consist of CNY, CAD, ARS, BRL, MXN, CLP, SGD, TWD, INR

Stock Exchange Announcement No 2 / 2004			Page 10 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Research and development update

The diabetes care segment

In the fourth quarter of 2003 Novo Nordisk received an Approvable Letter from the US Food and Drug Administration (FDA) for insulin detemir. In the letter the FDA requested Novo Nordisk to address certain clinical issues and provide additional information before a US marketing approval can be granted. Subsequent discussion with the FDA has indicated that the additional clinical requirements could be addressed by conducting a short-term pharmacokinetic and pharmacodynamic study looking at ethnic differences and by submitting data from a currently ongoing study. Provided that these clinical studies are completed with the desired outcome, Novo Nordisk expects an approval of insulin detemir by mid-2005 in the US.

The European regulatory process for Levemir™ (insulin detemir) is proceeding and Novo Nordisk has addressed and filed answers to the remaining questions related to the preclinical data and process documentation. Novo Nordisk expects to obtain an opinion by the Committee for Proprietary Medicinal Products (CPMP) in the first quarter of 2004.

During the fourth quarter of 2003 Levemir™ was approved in Switzerland, and Novo Nordisk plans to launch Levemir™ in Switzerland in the first quarter of 2004.

The biopharmaceuticals segment

The fourth quarter of 2003 marked a potential breakthrough for NovoSeven® as Novo Nordisk obtained clinical proof of concept for the use NovoSeven® in victims of traumatic injury. The study showed that patients receiving treatment with NovoSeven® needed significantly less red blood cell transfusion than patients receiving standard therapy. Furthermore, results from blunt trauma indicate that patients treated with NovoSeven® have fewer complications and spend less time in intensive care units than patients receiving conventional treatment and also that overall mortality was lower in the group treated with NovoSeven®. However, the study was not designed to show statistical significance on all these parameters, and the findings will be investigated further in a pivotal trial. Equally important, in terms of safety, the study revealed no difference between the two treatment groups (NovoSeven® and placebo, respectively) in the number or types of thromboembolic and other serious adverse events. All data from the study will be presented at conferences throughout 2004 - the first one being the World Congress on Trauma, Shock, Inflammation and Sepsis in Munich on 5 March 2004.

Novo Nordisk is currently preparing for the start of a confirmatory study within the trauma indication, which will be initiated as soon as discussions with regulatory authorities have taken place.

By the end of January 2004 the study for the use of NovoSeven® in connection with liver transplantation, comprising in total 183 patients, demonstrated that significantly fewer patients needed red blood cell transfusion when treated with NovoSeven® compared to standard therapy. Furthermore, in patients entering the study with a red blood cell level in the normal range, NovoSeven® significantly reduced the need for transfusion. Finally, the safety profile of NovoSeven® also in this study was found to be excellent, with a similar level of thromboembolic events in both the NovoSeven® and the placebo group. The findings of the study enabled Novo Nordisk to conclude that clinical proof of concept had been obtained.

The recent results from the NovoSeven® expansion programme confirm Novo Nordisk’s vision of establishing NovoSeven® as the preferred haemostatic agent for clinically significant bleedings. This vision is pursued via the NovoSeven® expansion programme from which Novo Nordisk still expects to be able to report from the study of the use of NovoSeven® in connection with intracerebral haemorrhage (ICH) in the second half of 2004. Further, Novo Nordisk has decided to expand the programme with a study focusing on spinal surgery expected to be initiated in the first half of 2004. In addition to this study Novo Nordisk is evaluating other potential areas in which to initiate studies.

Stock Exchange Announcement No 2 / 2004			Page 11 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

At the end of January 2004 the European Commission has approved the use of NovoSeven® for the control of bleeding in patients with factor VII deficiency and Glanzmann’s thrombasthenia, who are refractory to platelet transfusion. Though both are rare inherited bleeding disorders, this approval enables Novo Nordisk to offer an effective treatment to these patients.

Shareholders’ funds

Total shareholders’ funds were DKK 25,224 million at the end of 2003, equalling 73.3% of total assets, compared with 72.8% at the end of December 2002. Please refer to appendix 4 for further elaboration hereof.

Proposed dividend

At the Annual General Meeting on 16 March 2004, the Board of Directors will propose a dividend for 2003 of DKK 4.40 per share of DKK 2, an increase of 22% compared to 2002 and corresponding to a pay-out ratio of 30.6%. No dividend will be paid on the company’s holding of own shares.

Share repurchase programme and holding of own shares

During 2003 Novo Nordisk repurchased own shares worth DKK 1.6 billion - corresponding to 7,230,000 B shares - and thereby completed the share repurchase programme announced in August 2002.

At the end of 2003, and as of 5 February 2004, Novo Nordisk A/S and its wholly-owned affiliates owned 16,542,841 of its own B shares corresponding to 4.66% of the total share capital.

Management’s holding of Novo Nordisk B shares

As mentioned in Novo Nordisk’s Annual Financial Report for 2002 the requirement for the share ownership of present and former members of Executive Management linked to the participation in the demerger launch incentives expires in January 2004.

In that respect, and as mentioned in connection with the financial statements for the first half year of 2003 and nine months of 2003, the Board of Directors has been informed by some participants in the demerger launch incentive programme that they intend to divest part of their Novo Nordisk B shares in the trading window following the announcement of the full-year results in February 2004. The divestment of shares by management will be included in the announcement on `insiders’ and connected persons’ trading in the Novo Nordisk share’ published during February. Further, the announcement on trading in shares published after the end of the trading window in February will include an individualised statement.

Stock Exchange Announcement No 2 / 2004			Page 12 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Corporate governance

Articles of Association

In order to serve the long-term interest of the shareholders, at the Annual General Meeting in March 2004 the Board of Directors will propose an amendment to the company’s Articles of Association to specify that the company will “strive to conduct its activities in a financially, environmentally and socially responsible way”.

Board of Directors

In March 2003, Sten Scheibye, CEO of Coloplast A/S, was elected member of the Board of Directors. At the same time Niels Jacobsen and J0rgen Wedel were re-elected to the Board. Shareholder-elected board members have historically served a three-year term and could be re-elected. At the Annual General Meeting in March 2004 the Board of Directors will propose that the term of office is reduced to one year in order to facilitate a more flexible succession process. Continuity will still be ensured as the proposal will not affect the possibility of being re-elected.

Audit committee

The board has historically worked without permanent committees. However, in line with international trends and in accordance with Sarbanes-Oxley Act in the US the board will in March 2004 establish an Audit Committee, which will be responsible for a number of predefined tasks such as the oversight of the external auditors and procedures for handling complaints regarding financial reporting matters.

Long-term share-based incentive programme

As from 2004 the grant of share options as long-term benefit to senior management will be replaced by a new performance-based incentive programme where Novo Nordisk B shares will annually be allocated to a bonus pool when predefined overall business-related targets have been achieved. The maximum annual allocation of shares to the bonus pool will be capped. The shares in the bonus pool may be paid out to the executives following a three-year vesting period.

For further information on incentive schemes regarding 2003 and 2004 for executives and other managers in Novo Nordisk, please refer to appendix 13.

Sustainable development

Novo Nordisk’s strategy for global health addresses the need to improve diabetes care. Several initiatives are in place, and achievements are tracked to measure impacts. Focus is on concerted efforts in partnerships and with a long-term commitment.

To find new approaches to managing diabetes and other chronic diseases and increase presence on the public agenda, Novo Nordisk has teamed up with the University of Oxford and the World Health Organization (WHO) to create the Oxford Vision 2020. In December the parties brought together more than 70 leaders from across sectors and fields at a conference in Oxford, UK. The conference marked the kick off for a three-year consensus-building process that aims at developing recommendations for a new and comprehensive global approach to preventing and controlling chronic diseases such as diabetes.

In 2003, an increasing number of investors, analysts and rating agencies approached Novo Nordisk, requesting information or inviting for a dialogue on identification of how business opportunities and risks are managed. Having satisfactorily documented solid performance and responsiveness to material issues - such as environmental management, corporate governance, human rights, business ethics, supply chain management, health and safety, and employee satisfaction - Novo Nordisk was at the end of 2003 listed in the leading sustainability indexes and rankings. These include the Dow Jones Sustainability World Index (pharmaceutical industry leader), FTSE4Good and the Nordic Sustainability Index. The sustainable business performance has brought Novo Nordisk shares to the attention of an increasing number of portfolio managers primarily in the UK and the US.

Stock Exchange Announcement No 2 / 2004			Page 13 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Conference call details

At 14:00 CET today, corresponding to 8:00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under `Investors - Conference call’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement

The above contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide our expectations or forecasts of future events such as new product introductions, product approvals and financial performance. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as `anticipate’, `estimate’, `expect’, `project’, `intend’, `plan’, `believe’ and other words and terms of similar meaning in connection with a discussion of future operating or financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 27 March 2003. Please also refer to the section `Financial risk factors and financial risk management’ in the Annual Financial Report 2003. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsvaerd, 5 February 2004 The Board of Directors

Stock Exchange Announcement No 2 / 2004			Page 14 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Financial calendar

6 February 2004	-	PDF versions of Annual Financial Report and Annual Review available on novonordisk.com
20 February 2004	-	Printed versions of Annual Financial Report, Annual Review and Sustainability Report
16 March 2004	-	Annual General Meeting
30 April 2004	-	Financial statement for the first quarter of 2004
11 August 2004	-	Financial statement for the first half of 2004
27 October 2004	-	Financial statement for the first nine months of 2004
28 January 2005	-	Financial statement for 2004

Contact for further information

For further information please contact:

Media:	Investors:

Outside North America:	Outside North America:
Mike Rulis	Peter Haahr
Tel (direct): (+45) 4442 3573	Tel (direct): (+45) 4442 1207
e-mail: mike@novonordisk.com	e-mail: pehr@novonordisk.com

Palle Holm Olesen
Tel (direct): (+45) 4442 6175
e-mail: phoo@novonordisk.com

In North America:	In North America:
Susan T Jackson	Christian Kanstrup
Tel (direct): (+1) 609 919 7776	Tel (direct): (+1) 609 919 7937
e-mail: stja@novonordisk.com	e-mail: cka@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Stock Exchange Announcement No 2 / 2004			Page 15 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 1: Profit and loss statement (Danish GAAP)

	2003	2002	2001
	DKK million	DKK million	DKK million

Net turnover	26,541	25,187	23,776
Production costs	7,439	6,633	5,979

Gross profit	19,102	18,554	17,797

Sales and distribution costs	7,799	7,479	7,215
Research and development costs	4,193	4,139	3,970
Administrative expenses	1,847	1,951	1,865
Licence fees and other operating income (net)	1,121	994	867

Operating profit	6,384	5,979	5,614

Share of profit in associated companies	12	27	49
Financial income	1,214	475	499
Financial expenses	227	181	132

Profit before taxation	7,383	6,300	6,030

Income taxes	2,525	2,205	2,165

NET PROFIT	4,858	4,095	3,865

Earnings per share (DKK)	14.24	11.81	11.18
Earnings per share diluted (DKK)	14.14	11.72	11.10

Business segments
	2003	2002
	DKK million	DKK million
Diabetes care
Net turnover	18,723	17,665
Operating profit	3,105	2,346

Biopharmaceuticals
Net turnover	7,818	7,522
Operating profit	3,279	3,633

Stock Exchange Announcement No 2 / 2004			Page 16 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 2: Balance sheet statement (Danish GAAP)

	31 Dec 2003	31 Dec 2002
	DKK million	DKK million

ASSETS

Intangible fixed assets	220	240

Tangible fixed assets	16,828	16,205

Investments in associated companies	1,009	1,202

Other fixed asset investments	80	77

TOTAL FIXED ASSETS	18,137	17,724

Stocks	6,531	5,919

Trade debtors	3,808	3,811
Tax receivable	150	431
Other debtors	2,678	1,873

Debtors	6,636	6,115

Current asset investments	1,828	315

Cash at bank and in hand	1,262	1,423

TOTAL CURRENT ASSETS	16,257	13,772

TOTAL ASSETS	34,394	31,496

SHAREHOLDERS’ FUNDS AND LIABILITIES

Share capital	709	709
Own shares	(33)	(19)
Share premium account	2,565	2,565
Retained earnings	21,092	19,067
Other comprehensive income	891	606

TOTAL SHAREHOLDERS’ FUNDS	25,224	22,928

Banks and other credit institutions	753	824
Provision for deferred tax (net)	1,163	1,122
Provision for pensions	179	283
Other long-term provisions	255	206

Long-term liabilities	2,350	2,435

Bank loans	975	564
Trade creditors	1,008	864
Tax payable	643	271
Other creditors	4,000	4,270
Other short-term provisions	194	164

Short-term liabilities	6,820	6,133

TOTAL LIABILITIES	9,170	8,568

TOTAL SHAREHOLDERS’ FUNDS AND LIABILITIES	34,394	31,496

Stock Exchange Announcement No 2 / 2004			Page 17 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 3: Consolidated cash flow statement and financial resources (Danish GAAP)

	2003	2002	2001
	DKK million	DKK million	DKK million

Net profit	4,858	4,095	3,865

Reversals with no effect on cash flow:
Income taxes	2,525	2,205	2,165
Depreciation, amortisation and impairment losses	1,619	1,332	1,081
Interest receivable and interest payable	(111)	(68)	(192)
Other reversals with no effect on cash flow	261	161	477
Income taxes paid	(1,804)	(2,266)	(1,900)
Interest received and interest paid (net)	77	134	280

Cash flow before change in working capital	7,425	5,593	5,776

Change in working capital:
(Increase)/decrease in trade debtors and other debtors	(721)	312	(1,127)
(Increase)/decrease in stocks	(571)	(1,131)	(847)
Increase/(decrease) in trade creditors and other creditors	26	107	518

Cash flow from operating activities	6,159	4,881	4,320

Investments:
Divestment of subsidiaries	-	52	-
Acquisition of subsidiaries	10	(448)	-
Sale of fixed asset investments	-	-	17
Purchase of intangible fixed assets and fixed asset investments	(11)	(81)	(305)
Sale of tangible fixed assets	192	50	97
Purchase of tangible fixed assets	(2,504)	(3,957)	(3,943)

Cash flow from investing activities	(2,313)	(4,384)	(4,134)

FREE CASH FLOW	3,846	497	186

Financing:
New long-term loans	476	-	-
Repayment of long-term loans	(23)	(18)	(39)
Purchase of own shares	(1,619)	(386)	(24)
Sale of own shares	15	39	34
Dividends paid	(1,243)	(1,161)	(916)

Cash flow from financing activities	(2,394)	(1,526)	(945)

NET CASH FLOW	1,452	(1,029)	(759)

Unrealised gain/(loss) on exchange rates and current asset investments included in cash and cash equivalents	(17)	(24)	(27)

Net change in cash and cash equivalents	1,435	(1,053)	(786)

Cash and cash equivalents at the beginning of the year	1,234	2,287	3,073

Cash and cash equivalents at the end of the year	2,669	1,234	2,287

Undrawn committed credit facilities	8,701	7,961	5,046

FINANCIAL RESOURCES AT THE END OF THE YEAR	11,370	9,195	7,333

Stock Exchange Announcement No 2 / 2004			Page 18 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 4: Shareholders’ funds (Danish GAAP)

					Other comprehensive income
	Share capital DKK million	Own shares DKK million	Share premium account DKK million	Retained earnings DKK million	Exchange rate adjustments DKK million	Deferred gain/loss on cash flow hedges DKK million	Other adjustments DKK million	Total DKK million

2003
Balance at the beginning of the year	709	(19)	2,565	19,067	27	534	45	22,928
Net profit for the year				4,858				4,858
Purchase of own shares		(14)		(1,605)				(1,619)
Sale of own shares		-		15				15
Dividends declared				(1,243)				(1,243)
Exchange rate adjustment of investments in subsidiaries					6			6
Reversal of deferred (gain)/loss on cash flow hedges at the beginningof the year						(534)		(534)
Deferred gain/(loss) on cash flow hedges at the end of the year						698		698
Other adjustments							115	115

Balance at the end of the year	709	(33)	2,565	21,092	33	698	160	25,224

At the end of the year proposed dividends of DKK 1,488 million are included in retained earnings. No dividend is declared on own shares.
2002
Balance at the beginning of the year	709	(16)	2,565	16,477	112	188	102	20,137
Net profit for the year				4,095				4,095
Purchase of own shares		(4)		(382)				(386)
Sale of own shares		1		38				39
Dividends declared				(1,161)				(1,161)
Exchange rate adjustment of investments in subsidiaries					(85)			(85)
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year						(188)		(188)
Deferred gain/(loss) on cash flow hedges at the end of the year						534		534
Other adjustments							(57)	(57)

Balance at the end of the year	709	(19)	2,565	19,067	27	534	45	22,928

At the end of the year proposed dividends of DKK 1,243 million are included in retained earnings. No dividend is declared on own shares.
2001
Balance at the beginning of the year	754	(63)	2,565	13,352	-	327	46	16,981
Net profit for the year				3,865				3,865
Write-down of B share capital during the year	(45)	45						-
Purchase of own shares		-		(24)				(24)
Sale of own shares		-		34				34
Employee shares sold		2		166				168
Dividends declared				(916)				(916)
Exchange rate adjustment of investments in subsidiaries					112			112
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year						(327)		(327)
Deferred gain/(loss) on cash flow hedges at the end of the year						188		188
Other adjustments							56	56

Balance at the end of the year	709	(16)	2,565	16,477	112	188	102	20,137

At the end of the year proposed dividends of DKK 1,161 million are included in retained earnings. No dividend is declared on own shares.

Stock Exchange Announcement No 2 / 2004			Page 19 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 5: Quarterly sales by segments, regions and therapy areas (Danish GAAP)

(Amounts in DKK million)
									% change
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2002 -
	2003	2003	2003	2003	2002	2002	2002	2002	Q4 2003

Net turnover total	7,208	6,703	6,524	6,106	6,708	6,445	6,553	5,481	7%
Net turnover by business segments
Insulin analogues	799	713	578	489	446	362	247	143	79%
Human insulin and insulin-related sales	3,989	3,579	3,693	3,443	3,863	3,752	3,880	3,341	3%
Oral antidiabetic products (OAD)	390	387	300	363	389	441	451	350	0%
Diabetes Care total	5,178	4,679	4,571	4,295	4,698	4,555	4,578	3,834	10%
Haemostasis management (NovoSeven®)	941	1,011	997	926	986	909	926	800	-5%
Growth hormone therapy	607	539	553	521	578	555	548	450	5%
Hormone replacement therapy	399	361	292	279	335	323	349	335	19%
Other	83	113	111	85	111	103	152	62	-25%
Biopharmaceuticals total	2,030	2,024	1,953	1,811	2,010	1,890	1,975	1,647	1%
Net turnover by geographic segments*
Europe	3,165	2,920	2,935	2,723	2,903	2,794	2,816	2,420	9%
North America	1,618	1,674	1,501	1,566	1,504	1,557	1,498	1,354	8%
Japan & Oceania	1,191	1,082	1,030	907	1,190	1,051	1,119	879	0%
International Operations	1,234	1,027	1,058	910	1,111	1,043	1,120	828	11%
(Amounts in EUR million)
									% change
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2002 -
	2003	2003	2003	2003	2002	2002	2002	2002	Q4 2003

Net turnover total	968	900	876	820	901	866	880	736	7%
Net turnover by business segments
Insulin analogues	107	96	78	66	60	49	33	19	79%
Human insulin and insulin-related sales	536	481	496	463	519	504	521	450	3%
Oral antidiabetic products (OAD)	52	52	40	49	52	59	61	47	0%
Diabetes Care total	695	629	614	578	631	612	615	516	10%

Haemostasis management (NovoSeven®)	126	136	134	124	132	122	124	107	-5%
Growth hormone therapy	82	72	74	70	78	75	74	60	5%
Hormone replacement therapy	54	48	39	37	45	43	47	45	19%
Other	11	15	15	11	15	14	20	8	-25%
Biopharmaceuticals total	273	271	262	242	270	254	265	220	1%
Net turnover by geographic segments*
Europe	425	392	394	366	390	376	379	325	9%
North America	217	225	202	210	202	209	201	182	8%
Japan & Oceania	160	145	138	122	160	141	150	118	0%
International Operations	166	138	142	122	149	140	150	111	11%

Translated for convenience at the 31 December 2003 exchange rate of EUR 1.00 = DKK 7.4446
*	Europe: EU, EFTA, Poland, Czech Republic, Slovakia, Slovenia, Hungary and the Baltic countries
North America: USA and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Stock Exchange Announcement No 2 / 2004			Page 20 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 6: Quarterly reporting in DKK (Danish GAAP)

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	% change Q4 2002 - Q4 2003

Net turnover	7,208	6,703	6,524	6,106	6,708	6,445	6,553	5,481	7%

Gross profit	5,071	4,886	4,715	4,430	4,855	4,755	4,870	4,074	4%
Gross margin	70.4%	72.9%	72.3%	72.6%	72.4%	73.8%	74.3%	74.3%

Sales and distribution costs	2,147	1,929	1,901	1,822	1,850	1,827	1,953	1,849	16%
Percent of sales	29.8%	28.8%	29.1%	29.8%	27.6%	28.3%	29.8%	33.7%
Research and development costs	1,159	1,052	1,005	977	1,103	1,063	1,023	950	5%
Percent of sales	16.1%	15.7%	15.4%	16.0%	16.4%	16.5%	15.6%	17.3%
Administration costs	482	485	416	464	580	464	455	452	-17%
Percent of sales	6.7%	7.2%	6.4%	7.6%	8.6%	7.2%	6.9%	8.2%
Licence fees and other operating income (net)	526	216	226	153	283	117	167	427	86%

Operating profit	1,809	1,636	1,619	1,320	1,605	1,518	1,606	1,250	13%
Operating margin	25.1%	24.4%	24.8%	21.6%	23.9%	23.6%	24.5%	22.8%

Net financials	260	77	329	333	198	24	82	17	31%
Profit before tax	2,069	1,713	1,948	1,653	1,803	1,542	1,688	1,267	15%

Net profit	1,351	1,130	1,286	1,091	1,167	1,003	1,101	824	16%

Depreciation, amortisation and impairment losses	563	372	365	319	435	302	296	299	29%

Shareholders’ funds	25,224	24,037	23,159	22,158	22,928	22,000	21,153	19,782	10%
Total assets	34,394	34,998	33,028	31,269	31,496	32,101	30,520	28,674	9%
Equity ratio	73.3%	68.7%	70.1%	70.9%	72.8%	68.5%	69.3%	69.0%

Full-time employees at the end of the period	18,756	18,664	18,465	18,221	18,005	18,041	17,925	17,561	4%

Diluted earnings per share (in DKK)	3.96	3.30	3.74	3.15	3.35	2.87	3.15	2.36	18%

Average number of shares* outstanding (million) - diluted EPS	340.9	342.6	343.8	346.7	348.5	349.4	349.4	349.8	-2%

* For Q4 2003 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 340,941,836.

Stock Exchange Announcement No 2 / 2004			Page 21 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 7: Quarterly reporting in EUR (Danish GAAP)

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	% change Q4 2002 - Q4 2003

Net turnover	968	900	876	820	901	866	880	736	7%

Gross profit	681	656	633	595	652	639	654	547	4%
Gross margin	70.4%	72.9%	72.3%	72.6%	72.4%	73.8%	74.3%	74.3%

Sales and distribution costs	288	259	255	246	248	246	262	247	16%
Percent of sales	29.8%	28.8%	29.1%	29.8%	27.6%	28.3%	29.8%	33.7%
Research and development costs	156	141	135	131	148	143	137	128	5%
Percent of sales	16.1%	15.7%	15.4%	16.0%	16.4%	16.5%	15.6%	17.3%
Administration costs	65	65	56	62	78	62	61	61	-17%
Percent of sales	6.7%	7.2%	6.4%	7.6%	8.6%	7.2%	6.9%	8.2%
Licence fees and other operating income (net)	71	29	30	21	38	16	22	57	86%

Operating profit	243	220	217	177	216	204	216	168	13%
Operating margin	25.1%	24.4%	24.8%	21.6%	23.9%	23.6%	24.5%	22.8%

Net financials	35	10	45	45	26	3	11	2	31%
Profit before tax	278	230	262	222	242	207	227	170	15%

Net profit	181	152	173	147	157	135	148	111	16%

Depreciation, amortisation and impairment losses	76	50	49	43	58	41	40	40	29%

Shareholders’ funds	3,388	3,229	3,111	2,976	3,080	2,955	2,841	2,657	10%
Total assets	4,620	4,701	4,437	4,200	4,231	4,312	4,100	3,852	9%
Equity ratio	73.3%	68.7%	70.1%	70.9%	72.8%	68.5%	69.3%	69.0%

Full-time employees at the end of the period	18,756	18,664	18,465	18,221	18,005	18,041	17,925	17,561	4%

Diluted earnings per share (in EUR)	0.53	0.44	0.50	0.42	0.45	0.39	0.42	0.32	18%

Average number of shares* outstanding (million) - diluted EPS	340.9	342.6	343.8	346.7	348.5	349.4	349.4	349.8	-2%

Translated for convenience at the 31 December 2003 exchange rate of EUR 1.00 = DKK 7.4446

* For Q4 2003 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 340,941,836.

Stock Exchange Announcement No 2 / 2004			Page 22 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 8: Adoption of IFRS (1) Changes to accounting policies
As of 1 January 2004, the accounting policies will be changed to comply with the requirements under International Financial Reporting Standards (IFRS). Based upon the current IFRS standards the change from the historically applied Danish GAAP to IFRS accounting policies will result in changes in the following areas:
a)	Accounting for associated R&D companies - Novo Nordisk's share of profit or loss in associated research and development companies, including goodwill amortisation and write-down, is included in share of profit and loss in associated companies and is therefore no longer included in research and development costs. Novo Nordisk's capital gains on dilution or sale of investments in associated research and development companies will be included in share of profit or loss in associated companies and therefore no longer in License fees and other operating income (net). The method of calculating Novo Nordisk's share of profit or loss in an associated company will be slightly changed.
b)	Market value of currency options - currency options hedging future cash flow are measured at market value at the balance sheet date. As a consequence of the strict hedging requirements, the current use of currency options does not qualify for cash flow hedge accounting. Value adjustments are therefore recognised in the profit and loss account under financial income or financial expenses.
c)	Provisions for pensions - Provisions for pension commitments and similar obligations are calculated in accordance with IAS 19. All actuarial gains and losses are recognised in the balance sheet at 1 January 2002 in accordance with IFRS 1.
d)	Borrowing costs - all interest expenses are recognised as an expense in the period in which they are incurred. Interest expenses on loans financing construction of major investments are no longer included in the cost of the assets.
e)	Rebates - certain rebates are reclassified from sales and distribution costs to net turnover.
f)	Long term bonds - cash and cash equivalents consist of cash and current asset investments which at the date of acquisition had a maturity not exceeding 3 months. The cash flow from current asset investments, which at the date of acquisition had a maturity exceeding 3 months, is included in cash flow from investing activities.
g)	Deferred tax assets are presented as fixed assets and are no longer offset in provisions for deferred tax.
h)	Software - development costs of software in relation to major IT projects for internal use are reclassified from tangible to intangible fixed assets.
i)	Diluted earnings per share are calculated in accordance with IAS 33, which causes a change in the calculation of the dilutive effect.
j)	In the profit and loss account gains and losses on derivative financial instruments is no longer offset in the gains and losses of the hedged items. This has the effect that a foreign exchange loss of DKK 229 million (DKK 510 million in 2002) is reclassified from financial income to financial expenses.
k)	Other minor effects from adopting IFRS.
As changes to the current IFRS standards are expected in 2004, further changes to the accounting policies must be anticipated in the areas of:
•	Share based payments
•	Business combinations
•	Intangible assets
•	Financial instruments
To illustrate the effect of adopting IFRS in the Novo Nordisk Group the following restatements to IFRS have been prepared based upon the current IFRS standards. The restated IFRS figures comply with the requirements under IFRS including the "First-time adoption of IFRS" transition rules.
For 2003 the changes will have the following effect:
•	Operating profit has increased by DKK 114 million.
•	Net profit has increased by DKK 44 million.
•	Total assets at 31 December 2003 have increased by DKK 170 million
•	Shareholders funds at 31 December 2003 have decreased by DKK 337 million.
•	Effect on key ratios is shown on page 26.
The letters a) to k) below refer to descriptions of the changes in accounting policies due to IFRS adoption mentioned above.

Stock Exchange Announcement No 2 / 2004			Page 23 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 9: Adoption of IFRS (2) Effect on profit and loss account
Profit and loss account (a)
Effect of IFRS adoption for the profit and loss account
	2003			2002
DKK Million	GAAP	effect	IFRS	GAAP	effect	IFRS

Net turnover	26,541	(195)	26,346	25,187	(147)	25,040
Production costs	7,439	(38)	7,401	6,633	(39)	6,594

Gross profit	19,102	(157)	18,945	18,554	(108)	18,446

Sales and distribution costs	7,799	(196)	7,603	7,479	(136)	7,343
Research and development costs	4,193	(150)	4,043	4,139	(194)	3,945
Administrative expenses	1,847	(10)	1,837	1,951	-	1,951
Licence fees and other operating income (net)	1,121	(85)	1,036	994	(236)	758

Operating profit	6,384	114	6,498	5,979	(14)	5,965

Share of profit/(net loss) in associated R&D companies	-	(71)	(71)	-	45	45
Share of profit in other associated companies	12	-	12	27	-	27
Financial income	1,214	268	1,482	475	571	1,046
Financial expenses	227	242	469	181	536	717

Profit before taxation	7,383	69	7,452	6,300	66	6,366

Income taxes	2,525	25	2,550	2,205	17	2,222

Net profit	4,858	44	4,902	4,095	49	4,144
Profit and loss account (b)
DKK Million		2003	2002

Operating profit — current GAAP		6,384	5,979
a)	Accounting for associated R&D companies—- reclass. of share of profit or loss	150	194
a)	Accounting for associated R&D companies — reclass. of capital gain	(85)	(236)
c)	Provisions for pensions	10	(11)
d)	Borrowing costs — depreciation	38	38
k)	Other	1	1

Operating profit — IFRS		6,498	5,965
Profit before taxation — current GAAP		7,383	6,300
	IFRS effect on operating profit, cf. above	114	(14)
a)	Accounting for associated R&D companies — reclass. of share of profit or loss	(150)	(194)
a)	Accounting for associated R&D companies — increased share of profit or loss	(9)	(9)
a)	Accounting for associated R&D companies — reclass. of capital gain	85	236
b)	Market value of currency options	42	71
d)	Borrowing costs — interest expenses as incurred	(10)	(14)
k)	Other	(3)	(10)

Profit before taxation - IFRS		7,452	6,366

Stock Exchange Announcement No 2 / 2004			Page 24 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 10: Adoption of IFRS (3) Effect on the balance sheet

Effect of IFRS adoption for the balance sheet

	2003			2002
DKK Million	Current GAAP	IFRS effect	IFRS	Current GAAP	IFRS effect	IFRS

Intangible fixed assets	220	111	331	240	123	363
Tangible fixed assets	16,828	(486)	16,342	16,205	(524)	15,681
Investments in associated companies	1,009	31	1,040	1,202	47	1,249
Other fixed asset investments	80	-	80	77	2	79
Deferred tax assets	-	579	579	-	559	559
Stocks	6,531	-	6,531	5,919	-	5,919
Debtors	6,636	(65)	6,571	6,115	(91)	6,024
Current asset investments	1,828	-	1,828	315	-	315
Cash at bank and in hand	1,262	-	1,262	1,423	-	1,423

Total assets	34,394	170	34,564	31,496	116	31,612

Shareholders’ funds	25,224	(337)	24,887	22,928	(332)	22,596
Total liabilities	9,170	507	9,677	8,568	448	9,016

Total shareholders’ funds and liabilities	34,394	170	34,564	31,496	116	31,612

DKK Million	2003	2002

Total assets - current GAAP	34,394	31,496
a) Accounting for associated R&D companies	31	47
c) Provisions for pensions	-	(43)
d) Borrowing costs	(382)	(410)
g) Deferred tax assets	548	559
k) Other	(27)	(37)

Total assets - IFRS	34,564	31,612

Shareholders’ funds - current GAAP	25,224	22,928
a) Accounting for associated R&D companies	31	47
b) Market value of currency options	(35)	(22)
c) Provisions for pensions	(36)	(42)
d) Borrowing costs	(268)	(287)
k) Other	(29)	(28)

Shareholders’ funds IFRS	24,887	22,596

Total liabilities - current GAAP	9,170	8,568
g) Deferred tax assets	548	559
Changes to deferred tax as a result of the other changes to accounting policies	(101)	(142)
c) Provisions for pensions	52	14
k) Other	8	17

Total liabilities - IFRS	9,677	9,016

Stock Exchange Announcement No 2 / 2004			Page 25 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 11: Adoption of IFRS (4) Effect on cash flow statement and selected ratios
Effect of IFRS adoption for the cash flow statement
	2003			2002
DKK Million	Current GAAP	IFRS effect	IFRS	Current GAAP	IFRS effect	IFRS

Cash flow from operating activities	6,159	(10)	6,149	4,881	(14)	4,867
Cash flow from investing activities*)	(2,313)	(1,506)	(3,819)	(4,384)	1,099	(3,285)

Free cash flow **)	3,846	(1,516)	2,330	497	1,085	1,582
Cash flow from financing activities	(2,394)	-	(2,394)	(1,526)	-	(1,526)
Net cash flow	1,452	(1,516)	(64)	(1,029)	1,085	56
Net change in cash and cash equivalents	1,435	(1,513)	(78)	(1,053)	1,087	34
Cash and cash equivalents at the beginning of the year	1,234	(315)	919	2,287	(1,402)	885

Cash and cash equivalents at the end of the year	2,669	(1,828)	841	1,234	(315)	919
DKK Million					2003	2002

Cash flow from operating activities - current GAAP					6,159	4,881
d) Borrowing costs - cash flow effect of interest costs					(10)	(14)

Cash flow from operating activities - IFRS					6,149	4,867
Cash flow from investing activities - current GAAP					(2,313)	(4,384)
d) Borrowing costs - cash flow effect of interest costs					10	14
f) Long term bonds					(1,513)	1,087
f) Long term bonds - unrealised gains/losses					(3)	(2)

Cash flow from investing activities - IFRS					(3,819)	(3,285)
Cash and cash equivalents at the end of the year - current GAAP					2,669	1,234
f) Long term bonds - at the end of the year					(1,828)	(315)

Cash and cash equivalents at the end of the year - IFRS					841	919
*)	According to IFRS the cash flow from investments in long term bonds (>3 mths.) is included in cash flow from investing activities. Excess liquidity is primarily invested in non-callable, high-rated, liquid bonds
**)	The subtotal Free cash flow is not included in the cash flow statement under IFRS. Free cash flow excluding cash flow from long term bonds will be calculated for the purpose of calculating the ratio Cash/earnings.
Selected ratios
Effect of IFRS adoption for ratios	2003		2002
	Current GAAP	IFRS	Current GAAP	IFRS

Growth in operating profit (EBIT)	6.8%	8.9%	6.5%	3.5%
Operating profit margin	24.1%	24.7%	23.7%	23.8%
Return on invested capital (ROIC)	19.1%	19.7%	20.1%	20.5%
Cash/earnings, three year average	32.0%	29.6%	34.9%	49.8%
Redefined Cash/earnings, three year average *)	32.0%	31.8%	34.9%	33.3%
Earnings per share (DKK)	14.24	14.37	11.81	11.95
Earnings per share diluted (DKK)	14.14	14.35	11.72	11.93
*)

The ratio Cash/earnings is redefined so the cash flow from bonds with original maturity exceeding 3 months is excluded from the free cash flow used in the ratio. This leaves Cash/earnings and Free cash flow unaffected by the IFRS implementation, apart from the effect on Cash/earnings from the changes to net profit.

Stock Exchange Announcement No 2 / 2004			Page 26 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 12: Adoption of IFRS (5) Effect on quarterly reporting
Quarterly reporting
	Q4 2003	Q3 2003	Q2 2003	Q1 2003

Net turnover	7,158	6,655	6,477	6,056
Gross profit	5,031	4,847	4,677	4,390
Gross margin	70.3%	72.8%	72.2%	72.5%
Sales and distribution costs	2,097	1,880	1,854	1,772
Percent of sales	29.3%	28.2%	28.6%	29.3%
Research and development costs	1,125	1,012	969	937
Percent of sales	15.7%	15.2%	15.0%	15.5%
Administration costs	482	485	415	455
Percent of sales	6.7%	7.3%	6.4%	7.5%
Licence fees and other operating income (net)	423	216	226	171
Operating profit	1,750	1,686	1,665	1,397
Operating margin	24.4%	25.3%	25.7%	23.1%
Net financials	406	27	287	234
Profit before tax	2,156	1,713	1,952	1,631
Net profit	1,413	1,128	1,288	1,073
Depreciation, amortisation and impairment losses	553	363	356	309
Shareholders' funds	24,887	23,700	22,807	21,829
Total assets	34,564	35,140	33,103	31,359
Equity ratio	72.0%	67.4%	68.9%	69.6%
Full-time employees at the end of the period	18,756	18,664	18,465	18,221
Diluted earnings per share (in DKK)	4.17	3.31	3.77	3.11
Average number of shares*
outstanding (million) - diluted EPS	339.1	340.7	342.0	344.6
*	For Q4 2003 diluted earnings per share/ADR of a nominal value of DKK 2, which include the dilutive effect of options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 339,073,653
Effect of IFRS adoption for the quarterly financial reporting in 2003
DKK Million	Q4 2003	Q3 2003	Q2 2003	Q1 2003

Operating profit - current GAAP	1,809	1,636	1,619	1,320
a) Accounting for associated R&D companies - reclass. of share of profit or loss	34	40	36	40
a) Accounting for associated R&D companies - reclass. of capital (gain)/loss	(103)	-	-	18
c) Provisions for pensions	-	1	-	9
d) Borrowing costs - depreciation	10	9	9	10
k) Other	-	-	1	-

Operating profit - IFRS	1,750	1,686	1,665	1,397
Net profit - current GAAP	1,351	1,130	1,286	1,091
a) Accounting for associated R&D companies - increased share of profit or loss	6	(5)	(5)	(5)
b) Market value of currency options	41	(13)	17	(15)
c) Provisions for pensions	-	1	-	5
d) Borrowing costs - depreciation	10	9	9	10
d) Borrowing costs - interest expenses as incurred	(2)	(2)	(3)	(3)
k) Other	7	8	(16)	(10)

Net profit - IFRS	1,413	1,128	1,288	1,073

Stock Exchange Announcement No 2 / 2004			Page 27 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 13: Incentive schemes regarding 2003 and 2004 for executives and other managers in Novo Nordisk.

1. Share option programme 2003

As Novo Nordisk has reached the target established for the 2003 option programme both for operating profit growth and return on invested capital, the Board of Directors has approved that 6 executives, 17 Senior Management Board members and approximately 375 managers will be awarded options to buy a total of 1,092,500 B shares at a strike price of DKK 195. 70,000 options will be allotted to Executive Management members, 87,500 to Senior Management Board members and approximately 935,000 to other managers. The options can be exercised in the period 6 February 2007 - 5 February 2012. The value of the share option programme is estimated to be DKK 94 million based on Black-Scholes model. The company’s holding of its own shares will cover this commitment.

2. New long-term incentive programme 2004

As from 2004, Executive Management and Senior Management Board (approximately 25 in total) will no longer be included in the company’s stock option programme. This will be replaced by a share-based incentive programme. The new incentive programme will be based on an annual calculation of shareholder value creation compared to planned performance for the year.

The calculation of value creation will, in line with Novo Nordisk’s long-term financial targets, be based on reported operating profit after tax reduced by a WACC-based return requirement on average invested capital. A proportion of the marginal value creation will be transferred to a bonus pool for participating executives. The calculated bonus pool may, subject to the Board of Directors’ assessment, be reduced by a lower than expected performance on significant research and development projects and key sustainability projects.

The bonus pool will operate with an average maximum contribution per participant equal to eight months of salary. Once the performance-based bonus pool has been approved by the Board of Directors the pool will be converted into Novo Nordisk A/S B shares at the market price prevailing when the financial results for the year prior to the bonus year were released. The bonus pool of shares will vest over a three-year period and will hereafter be transferred to the participants provided the participant is still employed by the company. An expected maximum of 175,000 shares (corresponding to DKK 42 million at prevailing market prices) can be allocated to the bonus pool for 2004. Based on the current composition of the management approximately 40% of the bonus pool will be allotted to members of Executive Management approximately 60% to members of Senior Management Board.

Stock Exchange Announcement No 2 / 2004			Page 28 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Appendix 14: Glossary

NovoRapid® (US brand name: NovoLog®): NovoRapid® (insulin aspart) is a novel, rapidly absorbed, rapid-acting insulin analogue developed for mealtime (bolus) use. NovoRapid® is structurally identical to endogenous human insulin, except for the substitution of a single residue in the insulin amino acid sequence. NovoRapid® has a faster onset and shorter duration of blood glucose-lowering actions than regular human insulin.

NovoMix® (US brand name: NovoLog® Mix 70/30, Japanese brand name: NovoRapid® 30 Mix): NovoMix® is a dual-release formulation containing a mixture of the soluble form of insulin aspart and protamine form of insulin aspart. NovoMix® has a more rapid onset of insulin action than conventional biphasic insulin due to faster absorption following subcutaneous injection.

Insulin detemir (Levemir™): A soluble basal insulin analogue with neutral pH and a unique mechanism of protraction providing a smooth and more predictable action profile and offering a longer duration of action compared to conventional NPH insulins. The duration of insulin detemir is at least 20h and much less variable than conventional NPH insulins.

FlexPen™: Prefilled insulin delivery device. FlexPen® has been designed to let patients and healthcare professionals confidently manage insulin injections. Confidence is assured by enhanced safety features and enhanced simplicity.

InnoLet®: Prefilled insulin delivery device designed especially for people with poor eyesight and dexterity

NovoNorm® (US brand name: Prandin®): Prandin® (repaglinide) is a short-acting insulin secretagogue intended for use as a mealtime oral treatment of hyperglycaemia of type 2 diabetes mellitus. Prandin® is usually taken within 15 minutes prior to each daily meal, but time of administration may vary from 30 minutes before the meal to immediately preceding the meal.

NovoSeven®: NovoSeven® coagulation factor VIIa (recombinant) is indicated for the treatment of bleeding episodes in haemophilia A or B patients with inhibitors to factor VIII or factor IX. NovoSeven® is the only recombinant fVIIa for effective, reliable treatment of bleeding episodes. Its unique mechanism of action induces haemostasis independently of fVIII and fIX.

When complexed with tissue factor, NovoSeven® can activate factor X to factor Xa, as well as factor IX to factor IXa. Factor Xa, in complex with other factors then converts prothrombin to thrombin, which leads to the formation of a haemostatic plug by converting fibrinogen to fibrin and thereby inducing local haemostasis.

Activelle® (US brand name: Activella®): Activelle® is a low-dose continuous-combined preparation with a calendar pack of 28 tablets containing 1mg 17b-estradiol and 0,5mg norethisterone acetate/NETA. It is designed specially to answer women’s needs for an effective, bleed-free therapy (the incidence of bleeding is one of the main factors causing women to discontinue HRT). The dose has been tested in various studies and clinical trials. It was found ideal as far as improving symptoms and tolerance are concerned. Activelle® leads to a significant reduction in hot flushes and other menopausal symptoms in as little as four weeks. It is appropriate for oestrogen deficiency symptoms more than one year after menopause. With regard to weight gain, trials verified that the mean body weight did not change significantly after 12 months of treatment.

Stock Exchange Announcement No 2 / 2004			Page 29 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633

Vagifem®: Vagifem® for local oestrogen therapy for effective relief of symptoms associated with vaginal dryness. It is a local therapy with 25 ug 17b-estradiol in a vaginal single-use applicator. It provides oestrogen to the vagina and the surrounding areas. As a local treatment it will not affect other parts of the body and it will not help with other symptoms of menopause, such as hot flushes or sleep disturbances or help prevent osteoporosis. Vagifem® is administered each day for the first two weeks and then only one vaginal tablet is taken twice a week and ensures a clean, no-mess delivery in comparison to vagitories and creams.

Norditropin® SimpleXx®: Norditropin® SimpleXx® is a liquid recombinant human growth hormone for subcutaneous injection. The active ingredient is somatropin, which is synthetic and is identical to natural growth hormone produced by the body. Norditropin® SimpleXx® is the only available liquid growth hormone formulation administered in dedicated pen injection devices - the NordiPen® and NordiFlex®. As Norditropin® SimpleXx® is a liquid growth hormone formulation, no mixing or reconstitution is required prior to injection.

Stock Exchange Announcement No 2 / 2004			Page 30 of 30

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
+45 4443 6633